Mobiquity Technologies, Inc.

35 Torrington Lane

Shoreham, NY 11786

June 28, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobiquity Technologies, Inc.
Registration Statement on Form S-1
File No. 333-272572

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Mobiquity Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Wednesday, June 28, 2023, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Mobiquity Technologies, Inc.

/s/ Dean L. Julia
Dean L. Julia
Chief Executive Officer